Exhibit 99.2

AirNet Technology Inc.

(the "Company")

Notice of Annual General Meeting of the Company

Notice is hereby given that an Annual General Meeting of the Company (the "AGM") will be held at Suite 301, No. 26 Dongzhimenwai Street, Chaoyang District, Beijing 100027, People’s Republic of China, on 31 May 2024 at 10:00 a.m. Beijing time for the purpose of considering and, if thought fit, passing and approving the following resolutions:

1	Increase of Authorised Share Capital

IT IS TO BE RESOLVED BY ORDINARY RESOLUTION THAT, the authorised share capital of the Company be increased from US$1,000,000 divided into 22,500,000 ordinary shares of a nominal or par value of US$0.04 each and 2,500,000 preferred shares of a nominal or par value of US$0.04 each to US$40,000,000 divided into 900,000,000 ordinary shares of a nominal or a par value of US$0.04 each and 100,000,000 preferred shares of a nominal or par value of US$0.04 each, by the creation of an additional 877,500,000 ordinary shares with a par value of US$0.04 each and 97,500,000 preferred shares with a par value of US$0.04 each.

By order of the Board

/s/ Herman Man Guo

Director

Date: 2 May 2024

Registered Office:

c/o Maples Corporate Services Limited

PO Box 309, Ugland House

Grand Cayman

KY1-1104

Cayman Islands

*A form of proxy has been included with this Notice.

NOTES

IF YOU HAVE EXECUTED A STANDING PROXY, YOUR STANDING PROXY WILL BE VOTED AS INDICATED IN NOTE 2 BELOW, UNLESS YOU ATTEND THE AGM IN PERSON OR SEND IN A SPECIFIC PROXY.

1	A proxy need not be a shareholder of the Company. A shareholder entitled to attend and vote at the AGM is entitled to appoint one or more proxies to attend and vote in his/her stead.

2	Any standing proxy previously deposited by a shareholder with the Company will be voted in favour of the resolutions to be proposed at the AGM unless revoked prior to the AGM or the shareholder attends the AGM in person or executes a specific proxy.

3	A form of proxy for use at the AGM is enclosed. Whether or not you propose to attend the AGM in person, you are strongly advised to complete and sign the enclosed form of proxy in accordance with the instructions printed on it and then deposit it (together with any power of attorney or other authority under which it is signed or a notarially certified copy of that power or authority) at Suite 301, No. 26 Dongzhimenwai Street, Chaoyang District, Beijing 100027, People’s Republic of China, or send copies of the foregoing by email to penny@ihangmei.com, in each case marked for the attention of Penny Pei, prior to the commencement of the AGM or adjourned AGM in accordance with the Articles of Association of the Company. Returning the completed form of proxy will not preclude you from attending the AGM and voting in person if you so wish.

4	If two or more persons are jointly registered as holders of a share, the vote of the senior person who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of other joint holders. For this purpose seniority shall be determined by the order in which the names stand on the Company's register of shareholders in respect of the relevant shares.

5	A shareholder holding more than one share entitled to attend and vote at the AGM need not cast the votes in respect of such shares in the same way on any resolution and therefore may vote a share or some or all such shares either for or against a resolution and/or abstain from voting a share or some or all of the shares and, subject to the terms of the instrument appointing any proxy, a proxy appointed under one or more instruments may vote a share or some or all of the shares in respect of which he is appointed either for or against a resolution and/or abstain from voting.

6	Members holding not less than an aggregate of one-third of all voting share capital of the Company in issue present in person or by proxy and entitled to vote shall be a quorum for all purposes.

AirNet Technology Inc.

(the "Company")

FORM OF PROXY FOR SHAREHOLDERS

I/We

Please Print Name(s)

of

Please Print Address(es)

being (a) shareholder(s) of the Company with ______________ shares respectively hereby appoint of

or failing him/her

of

or failing him/her the duly appointed chairperson of the AGM (the "Chairperson") as my/our proxy to vote for me/us and on my/our behalf at the Annual General Meeting of the Company (the "AGM") to be held on 31 May 2024 at 10:00 a.m. Beijing time at Suite 301, No. 26 Dongzhimenwai Street, Chaoyang District, Beijing 100027, People’s Republic of China and at any adjournment of the AGM. My proxy is instructed to vote on a poll or on a show of hands on the resolutions in respect of the matters specified in the Notice of the AGM as indicated below:

Resolution	For	Against	Abstain
IT IS RESOLVED BY ORDINARY RESOLUTION THAT the authorised share capital of the Company be increased from US$1,000,000 divided into 22,500,000 ordinary shares of a nominal or par value of US$0.04 each and 2,500,000 preferred shares of a nominal or par value of US$0.04 each to US$40,000,000 divided into 900,000,000 ordinary shares of a nominal or a par value of US$0.04 each and 100,000,000 preferred shares of a nominal or par value of US$0.04 each, by the creation of an additional 877,500,000 ordinary shares with a par value of US$0.04 each and 97,500,000 preferred shares with a par value of US$0.04 each.

Please indicate your voting preference by ticking, or inserting the number of shares to be voted for or against or to abstain, the boxes above in respect of each resolution. If you do not complete this section, your proxy will vote or abstain at his/her discretion, as he/she will on any other business that may be raised at the AGM.

You may instruct your proxy to vote some or all of the shares in respect of which the proxy is appointed either for or against any resolution and/or abstain from voting as such proxy need not cast the votes in respect of your shares in the same way on any resolution. In this case, please specify in the voting boxes above the number of shares in respect of which your proxy is to vote for or against or to abstain in respect of each resolution.

If you have appointed more than one proxy, please specify in the voting boxes above the number of shares in respect of which each proxy is entitled to exercise the related votes. If you do not complete this information, the first person listed above shall be entitled to exercise all the votes in relation to the relevant resolution. If you have appointed more than one proxy, the first person listed above shall be entitled to vote on a show of hands.

If you have appointed another proxy to vote on a show of hands in a separate form (in which case the proxy appointed in this form may not vote on a show of hands) please tick this box: ☐

Signed:

Name:

Date:

In the case of joint holders the
senior holder (see note 4 below) should sign.
Please provide the names of all other

joint holders:

2

NOTES

IF YOU HAVE EXECUTED A STANDING PROXY, YOUR STANDING PROXY WILL BE VOTED AS INDICATED IN NOTE 2 BELOW, UNLESS YOU ATTEND THE AGM IN PERSON OR COMPLETE AND SEND IN THIS FORM APPOINTING A SPECIFIC PROXY.

1	A proxy need not be a shareholder of the Company. A shareholder entitled to attend and vote at the AGM is entitled to appoint one or more proxies to attend and vote in his/her stead. Please insert the name of the person(s) of your own choice that you wish to be appointed proxy in the space provided, failing which the Chairperson will be appointed as your proxy.

2	Any standing proxy previously deposited by a shareholder with the Company will be voted in favour of the resolutions to be proposed at the AGM unless revoked prior to the AGM or the shareholder attends the AGM in person or completes and returns this form appointing a specific proxy.

3	Whether or not you propose to attend the relevant meeting(s) in person, you are strongly advised to complete and return this form of proxy in accordance with these instructions. To be valid, this form must be completed and deposited (together with any power of attorney or other authority under which it is signed or a notarially certified copy of that power or authority) at Suite 301, No. 26 Dongzhimenwai Street, Chaoyang District, Beijing 100027, People’s Republic of China, or send copies of the foregoing by email to penny@ihangmei.com, in each case marked for the attention of Penny Pei, as soon as possible and in any event prior to the commencement of the relevant meeting or any adjourned meeting. Returning this completed form of proxy will not preclude you from attending the relevant meeting(s) and voting in person if you so wish.

4	If two or more persons are jointly registered as holders of a share, the vote of the senior person who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of other joint holders. For this purpose seniority shall be determined by the order in which the names stand on the Company's register of shareholders in respect of the relevant shares. The senior holder should sign this form, but the names of all other joint holders should be stated on the form in the space provided.

5	If this form is returned without an indication as to how the proxy shall vote, the proxy will exercise his/her discretion as to whether he/she votes and if so how.

6	This form of proxy is for use by shareholders only. If the appointor is a corporate entity this form of proxy must either be under its seal or under the hand of some officer or attorney duly authorised for that purpose.

7	Any alterations made to this form must be initialled by you.

8	A proxy may vote on a show of hands or on a poll.